NOBILITY HOMES, INC

2002 ANNUAL REPORT


NOBILITY
HOMES, INC.
CORPORATE OFFICE
Nobility Corporate Headquarters Ocala, Florida


Kitchen of Special Edition Home


Triplewide Model Home

ABOUT THE COMPANY

The Company is engaged in the design, manufacture and sale of manufactured homes to a network of retail sales centers, including its own sales centers, and manufactured housing communities throughout north and central Florida. Through its wholly owned subsidiary, Prestige Home Centers, Inc., the Company currently operates seventeen retail sales centers in Florida; Ocala (three), St. Augustine, Chiefland, Tallahassee, Tampa, Lake City, Auburndale, Inverness, Hudson, Tavares, Jacksonville, Yulee, Fort Walton, Pace and Panama City. The Company also provides financing and insurance services through a joint venture and a wholly owned subsidiary, respectively, to customers in connection with their home purchases at the Company's retail sales centers. The Company has two manufacturing plants located in Ocala and Belleview, Florida. Trade names used for its manufactured homes include "Kingswood," "Richwood," "Springwood," "Springwood Special," "Tropic Isle Special," "Regency Manor Special," "Tropic Manor," and "Special Edition."

EXECUTIVE OFFICES

3741 S.W. 7th Street
P.O. Box 1659
Ocala, Florida 34478
Phone (352) 732-5157
Fax (352) 732-3711
www.NobilityHomes.com

MANUFACTURING LOCATIONS

OCALA PLANT
P.O. Box 1838
Ocala, Florida 34478
(352) 732-6110

BELLEVIEW PLANT
P.O. Box 779
Belleview, Florida 34421
(352) 245-5126

INDEX

FINANCIAL HIGHLIGHTS

For the years ended November 2, 2002, November 3, 2001 and November 4, 2000

RESULTS FOR THE YEAR		2002		2001		2000
Total net sales	$	**37,916,463**	$	30,287,663	$	29,565,434
Net income	$	**3,134,902**	$	2,477,913	$	2,268,103
Earnings per share – diluted	$	**.76**	$	.58	$	.49
Average shares outstanding – diluted		**4,130,464**		4,286,778		4,610,220

FINANCIAL POSITION AT END OF YEAR		2002		2001		2000
Working capital	$	**17,404,615**	$	15,939,196	$	15,111,253
Current ratio		**5.7:1**		5.0:1		6.4:1
Stockholders' equity	$	**23,778,892**	$	21,723,702	$	21,024,971
Book value per common share	$	**5.92**	$	5.24	$	4.75
Return on average shareholder's equity		**14%**		12%		11%
Return on average assets		**12%**		10%		10%

SUMMARY OF FINANCIAL DATA


Gross Margin
28.0%
27.0%
26.0%
25.0%
24.0%
27.0%
26.1%
25.7%
27.9%
25.9%
1998
1999
2000
2001
2002


Earnings Per Share
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$0.79
$0.58
$0.49
$0.58
$0.76
1998
1999
2000
2001
2002


Net Sales
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$44,830
$40,353
$29,565
$30,288
$37,916
1998
1999
2000
2001
2002


Operating Margin
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
13.0%
8.4%
6.3%
9.9%
10.4%
1998
1999
2000
2001
2002

TO OUR SHAREHOLDERS

Fiscal year 2002 was a very good year for Nobility Homes despite a very competitive and difficult environment in the manufactured housing industry. Your Company outperformed the industry as sales were up 25% to $37,916,463 as compared to $30,287,663 recorded in fiscal year 2001. Income from operations for fiscal year 2002 was up 31% to $3,929,699 versus $2,999,900 in the same period a year ago, primarily as a result of lower material costs in manufacturing and improved operations at retail. Net income after taxes was up 27% to $3,134,902 compared to $2,477,913 last year. Earnings per share for the fiscal year improved 31% to $.76 per share compared to $.58 per share last year.

Your Company's financial position continued to improve during fiscal year 2002 and remains very strong with cash and cash equivalents of $12,481,711 and no outstanding debt. Working capital is $17,404,615 and our ratio of current assets to current liabilities is 5.7:1. Shareholders' equity increased to $23,778,892 and the book value per share of common stock increased to $5.92. The return on average shareholders' equity was 14% and the return on average assets was 12%, both leading percentages for our industry. We are proud of our strong balance sheet and remain committed to improving and protecting your corporate assets.

The Board of Directors of your Company has authorized management to repurchase Nobility stock from time-to-time in the open market to help offset the earnings dilution resulting from stock options granted to key employees under the Company's stock option plan and, also, when the stock appears undervalued. During this fiscal year, 127,225 shares of stock were repurchased. The Board of Directors has authorized the purchase of up to 100,000 additional shares of your Company's stock in the open market.

During the past year we were successful in achieving our principal strategy of increasing sales levels and operating profits by increasing the number and quality of independent retail sales locations in Florida, as well as increasing the sales levels at our own retail distribution network, Prestige Home Centers. Our sales growth was much better than the overall industry's decline, possibly because it benefits in many ways from our Florida location, including the state's favorable demographics, which represents a unique dual market of young families and retirees, plus the overall growth of the state. The level of consumer confidence Nobility continues to enjoy in its market area is due in part to our 35 years of experience in Florida and our statewide reputation for designing, producing, and retailing quality affordable manufactured homes. Over 45,000 Nobility homes have been sold during those 35 years and our future success will demand that we stay on the leading edge of product development and cost containment in designing, building, and marketing our homes.

Fiscal year 2003 will continue to be adversely impacted by the very competitive market caused by the industry's excess inventory, high repossession rate, tight retail credit standards, and uncertain economic conditions in our country. In the near term, we anticipate continued pressure on both sales and earnings resulting from these factors, but remain convinced that our specific geographic market is one of the best long-term growth areas in the country and, because of the strong operating leverage inherent in your Company, we remain cautiously optimistic for fiscal 2003. With an improving economy, better consumer confidence, declining unemployment claims, and continued low interest rates in 2003, management expects the demand for our homes to improve as the industry's excess home inventory, repossessions and retail sales centers are reduced. The Company is well positioned to capitalize on the demand in the future by controlling the retail distribution, financing and insuring of our homes and by being financially sound to take advantage of opportunities as they develop.

We gratefully acknowledge the wise counsel of the Board of Directors, officers and friends of the Company and express our appreciation to all employees for their dedication in striving to achieve your Company's goals. Our appreciation is also extended to our retail distribution network, customers and suppliers for their support and loyalty. We sincerely thank our shareholders for their continued investment confidence in Nobility and pledge our efforts to maintain and guard that trust. With this confidence and support, we enter fiscal 2003 with full awareness of the challenging opportunities that lie ahead and with renewed enthusiasm and determination to achieve the goal of higher sales and operating results that has been set for your Company.

Terry E. Trexler
President

Thomas W. Trexler
Executive Vice President and Chief Financial Officer

CONSOLIDATED BALANCE SHEETS

November 2, 2002 and November 3, 2001

	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 12,481,711	$ 11,005,012
Accounts receivable	1,074,481	374,145
Inventories	6,589,076	7,606,911
Deferred income taxes	608,700	708,600
Prepaid expenses and other current assets	368,129	261,937
Total current assets	21,122,097	19,956,605
Property, plant and equipment, net	2,948,096	2,625,597
Investment in joint venture - Majestic 21	1,020,056	802,175
Deferred income taxes	22,700	33,600
Other assets	2,383,425	2,323,134
Total assets	$ 27,496,374	$ 25,741,111

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

November 2, 2002 and November 3, 2001

	2002	2001
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 1,178,395	$ 1,114,244
Accrued expenses and other current liabilities	1,834,965	2,166,706
Accrued compensation	704,122	410,906
Income taxes payable	-	325,553
Total current liabilities	3,717,482	4,017,409
Commitments and contingent liabilities		
Stockholders' equity:		
Preferred stock, $.10 par value, 500,000 shares authorized; none issued	-	-
Common stock, $.10 par value, 10,000,000 shares authorized; 5,364,907 shares issued as of December 31, 2002 and 2001	536,491	536,491
Additional paid-in capital	8,629,144	8,629,144
Retained earnings	22,421,883	19,286,981
Less treasury stock at cost, 1,347,694 and 1,220,469 shares, respectively, in 2002 and 2001	(7,808,626)	(6,728,914)
Total stockholders' equity	23,778,892	21,723,702
Total liabilities and stockholders' equity	$ 27,496,374	$ 25,741,111

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended November 2, 2002, November 3, 2001 and November 4, 2000

	2002	2001	2000
Net sales	$ 37,872,138	$ 30,278,768	$ 29,540,189
Net sales - related parties	44,325	8,895	25,245
Total net sales	37,916,463	30,287,663	29,565,434
Cost of goods sold	(28,114,834)	(21,851,960)	(21,978,563)
Gross profit	9,801,629	8,435,703	7,586,871
Selling, general and administrative expenses	(5,871,930)	(5,435,803)	(5,624,358)
Impairment adjustment of goodwill (Note 2)	-	-	(89,000)
Operating income	3,929,699	2,999,900	1,873,513
Other income:			
Interest income	196,026	365,029	355,845
Undistributed earnings in joint venture - Majestic 21	291,081	285,534	380,208
Gain on recovery of TLT, Inc. note receivable (Note 3)	320,764	200,000	766,100
Miscellaneous income	72,332	62,889	147,437
	880,203	913,452	1,649,590
Income before provision for income taxes	4,809,902	3,913,352	3,523,103
Provision for income taxes	(1,675,000)	(1,358,000)	(1,255,000)
Income before cumulative effect adjustment	3,134,902	2,555,352	2,268,103
Cumulative effect adjustment, net of tax	-	(77,439)	-
Net income	$ 3,134,902	$ 2,477,913	$ 2,268,103
Average shares outstanding			
Basic	4,107,748	4,200,863	4,610,220
Diluted	4,130,464	4,286,778	4,610,220
Earnings per share			
Basic	$ .76	$ .59	$ .49
Diluted	$ .76	$ .58	$ .49

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended November 2, 2002, November 3, 2001 and November 4, 2000

	Common Stock Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance at November 6, 1999	4,731,838	$ 536,491	$ 8,629,144	$ 14,540,965	$ (3,269,809)	$ 20,436,791
Purchase of treasury stock	(309,900)	-	-	-	(1,679,923)	(1,679,923)
Net income	-	-	-	2,268,103	-	2,268,103
Balance at November 4, 2000	4,421,938	536,491	8,629,144	16,809,068	(4,949,732)	21,024,971
Purchase of treasury stock	(277,500)	-		-	(1,779,182)	(1,779,182)
Net income	-	-		2,477,913	-	2,477,913
Balance at November 3, 2001	4,144,438	536,491	8,629,144	19,286,981	(6,728,914)	21,723,702
Purchase of treasury stock	(127,225)				(1,079,712)	(1,079,712)
Net income				3,134,902		3,134,902
Balance at November 2, 2002	4,017,213	$ 536,491	$ 8,629,144	$ 22,421,883	$ (7,808,626)	$ 23,778,892

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended November 2, 2002, November 3, 2001 and November 4, 2000

	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 3,134,902	$ 2,477,913	$ 2,268,103
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of accounting change	-	77,439	-
Depreciation and amortization	236,176	200,458	216,765
Impairment adjustment of goodwill	-	-	89,000
Gain on recovery of TLT, Inc. note receivable	(320,764)	(200,000)	(766,100)
Deferred income taxes	110,800	116,500	(13,400)
Undistributed earnings in joint venture - Majestic 21	(291,081)	(285,534)	(380,208)
Distributions from joint venture - Majestic 21	73,200	108,000	187,000
Increase in cash surrender value of life insurance	(89,529)	(92,328)	(99,996)
Decrease (increase) in:			
Accounts receivable - trade	(700,336)	(344,075)	(323,521)
Inventories	1,017,835	4,285	2,112,429
Prepaid expenses and other current assets	(106,192)	(94,874)	143,579
(Decrease) increase in:			
Accounts payable	64,151	88,780	(158,301)
Accrued expenses and other current liabilities	(331,741)	735,164	267,331
Accrued compensation	293,216	(112,975)	95,538
Income taxes payable	(325,553)	298,003	(71,600)
Net cash provided by operating activities	2,765,084	2,976,756	3,566,619
Cash flows from investing activities:			
Purchase of property, plant and equipment	(529,437)	(220,684)	(777,940)
Collection of TLT, Inc. note receivable	320,764	200,000	766,100
Increase in receivable from officers for life insurance premiums	-	-	(19,975)
Net cash provided by (used in) investing activities	(208,673)	(20,684)	(31,815)
Cash flows from financing activities:			
Purchase of treasury stock	(1,079,712)	(1,779,182)	(1,679,923)
Net increase in cash and cash equivalents	1,476,699	1,176,890	1,854,881
Cash and cash equivalents at beginning of year	11,005,012	9,828,122	7,973,241
Cash and cash equivalents at end of year	$ 12,481,711	$ 11,005,012	$ 9,828,122
Supplemental disclosure of cash flow information			
Interest paid	$ -	$ -	$
Income taxes paid	$ 2,227,000	$ 884,000	$ 1,340,000

The accompanying notes are an integral part of these financial statements.

1. REPORTING ENTITY AND SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS AND PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Nobility Homes, Inc. ("Nobility"), its wholly-owned subsidiary, Prestige Home Centers, Inc. ("Prestige") and Prestige's wholly-owned subsidiaries, Mountain Financial, an independent insurance agency and mortgage broker, and Majestic Homes, Inc., (collectively the "Company"). The Company is engaged in the manufacture and sale of manufactured homes to various dealerships, including its own retail sales centers, and manufactured housing communities throughout Florida. The Company has two manufacturing plants located in and near Ocala, Florida. Prestige currently operates seventeen Florida retail sales centers: Ocala (3), Tallahassee, St. Augustine, Tampa, Chiefland, Lake City, Auburndale, Jacksonville, Hudson, Inverness, Fort Walton, Pace, Tavares, Panama City, and Yulee.

All intercompany accounts and transactions have been eliminated in consolidation.

FISCAL YEAR

The Company's fiscal year ends on the first Saturday on or after October 31. The years ended November 2, 2002, November 3, 2001 and November 4, 2000 consisted of fifty-two week periods.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of November 2, 2002 and November 3, 2001, approximately $10,139,000 and $9,005,000, respectively, of the cash and cash equivalents were held in the form of certificates of deposit and governmental securities. All of the governmental securities are held by one trustee bank, are backed by letters of credit provided by the issuers and are due on demand at the original purchase price paid by the Company.

INVENTORIES

Inventories are carried at the lower of cost or market. Cost of finished home inventories is determined on the specific identification method. Other inventory costs are determined on a first-in, first-out basis.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Routine maintenance and repairs are charged to expense when incurred. Major replacements and improvements are capitalized. Gains or losses are credited or charged to earnings upon disposition.

INVESTMENT IN JOINT VENTURE — MAJESTIC 21

The Company owns a 50% interest in a joint venture engaged in providing mortgage financing on manufactured homes. This investment is accounted for using the equity method of accounting (Note 3).

IMPAIRMENT OF LONG-LIVED ASSETS

In the event that facts and circumstances indicate that the carrying value of a long-lived asset, including associated intangibles, may be impaired, an evaluation of recoverability is performed by comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write-down to market value or discounted cash flow is required.

WARRANTY COSTS

The company provides for a warranty as the manufactured homes are sold. Amounts related to these warranties are immaterial for all periods presented.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of accounts receivable, accounts payable and accrued expenses approximates fair value because of the short maturity of those instruments. The fair value of the revolving credit agreement is assumed to approximate the recorded value because there have not been any significant changes in market conditions or specific circumstances since the instruments were originally recorded.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, requires that all derivatives be recognized at fair value as either assets or liabilities. SFAS 133 also requires an entity that elects to apply hedge accounting to establish the method to be used in assessing the effectiveness of the hedging derivatives and the measurement approach for determining the ineffectiveness of the hedge at the inception of the hedge. The methods chosen must be consistent with the entity's approach to managing risk. The Company adopted SFAS 133 during fiscal 2000, which did not have a material effect on the Company, as the Company has historically not invested in derivatives or participated in hedging activities.

STOCK-BASED COMPENSATION

The Company accounts for compensation cost related to employee stock options and other forms of employee stock-based compensation plans in accordance with the requirements of APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). APB 25 requires compensation cost for stock-based compensation plans to be recognized based on the difference, if any, between the fair market value of the stock on the date of grant and the option exercise price. SFAS No. 123, Accounting for Stock-Based Compensation ("FAS 123"). FAS 123 established a fair value based method of accounting for compensation cost related to stock options and other forms of stock-based compensation plans. FAS 123 allows an entity to continue to measure compensation cost using the principles of APB 25 if certain pro forma disclosures are made. Accordingly, the Company follows the provisions for the pro forma disclosure requirements of FAS 123.

REVENUE RECOGNITION

Effective November 5, 2000, the Company adopted the Securities Exchange Commission (SEC) Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") and recorded a charge of approximately $77,000, or 2 cents per diluted share, as a cumulative effect of an accounting change as of that date. The pro forma effects of this accounting change for the prior periods have not been presented because information related to the installation and set up of homes was not previously maintained in the Company's accounting systems, and thus the amounts are not readily determinable. The Company has restated quarterly amounts previously reported for 2001 in Note 14.

Historically, the Company recognized revenue for retail cash sales when the cash payment was received, construction of the home was complete, title had passed to the retail home buyer and funds had been deposited into the Company's accounts. In the case of credit sales which represent the majority of retail sales, revenue was recognized when a down payment was received and the home buyer entered into an installment sales contract, construction of the home was complete, title had passed to the retail home buyer, and funds had been received from the finance company and deposited into the Company's accounts. As a result of adopting the provisions of SAB 101 during 2001, the Company now recognizes retail sales based upon occurrence of all of the above conditions plus delivery and set up of the home at the retail home buyer's site, and completion of any other significant obligations. Approximately 42% of these installment sales contracts, which are normally payable over 84 to 360 months, are financed by Majestic 21, the Company's joint venture financing partnership (Note 3).

Historically, for wholesale home sales to independent retailers, the Company recognized revenue based upon shipment of the home since risk of loss passed to the independent retailer at that time. As a result of adopting the provisions of SAB 101 during 2001, the Company now recognizes wholesale home sales to independent retailers upon receiving wholesale floor plan financing or establishing retailer credit approval for terms, shipping of the home, and transferring title and risk of loss to the independent retailer. For wholesale shipments to independent retailers, the Company has no obligation to set up the home or to complete any other significant obligations.

Through its wholly-owned subsidiary, Mountain Financial, Inc., an independent insurance agency and mortgage broker, the Company offers credit life and homeowners insurance, service warranty products, and brokering of mortgage loans to the retail home buyer.

REBATE PROGRAM

The Company has a rebate program for all dealers which pays rebates based upon sales volume to the dealers. Volume rebates are recorded as a reduction of sales in the accompanying financial statements..

ADVERTISING

Advertising for Prestige retail sales centers consists primarily of newspaper, radio and television advertising. All costs are expensed as incurred. Advertising expense amounted to approximately $472,000, $508,000 and $545,000 for fiscal years 2002, 2001 and 2000, respectively..

INCOME TAXES

Deferred tax assets and liabilities are determined based on differences between financial reporting and taxes bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

EARNINGS PER SHARE

These financial statements include "basic" and "diluted" earnings per share information for all periods presented. Basic earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding. Diluted earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding, adjusted for dilutive common shares. Diluted earnings per share calculations include dilutive common share stock options of 22,716, 85,915 and 0 for fiscal years 2002, 2001 and 2000, respectively. Stock options to purchase 113,251, 142,340 and 188,282 shares of common stock for the fiscal years 2002, 2001, and 2000, respectively, were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

CONCENTRATION OF CREDIT RISK

The Company's customers are concentrated in the State of Florida. One customer, a multi-park owner, accounted for over 11% of the Company's sales during the fiscal year ended 2002. The Company had an approximate $835,000 receivable balance with this customer at November 2, 2002. There were no other customers that accounted for over 10% of the company's sales during fiscal 2002.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SHIPPING AND HANDLING COSTS

Net sales include the revenue related to shipping and handling charges billed to customers. The related costs associated with shipping and handling are included as a component of cost of goods sold.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

In June 2001, the FASB issued Statement No. 142 (FAS 142), *Goodwill and Other Intangible Assets*. FAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition (i.e., the post-acquisition accounting) and supercedes APB 17, Intangible Assets. Under FAS 142, goodwill and indefinite lived intangible assets will no longer be amortized and will be tested for impairment at least annually at a reporting unit level. Additionally, the amortization period of intangible assets with finite lives is no longer limited to forty years. FAS 142 is effective for fiscal years beginning after December 15, 2001, to all goodwill and other intangible assets recognized in an entity's statement of financial position at the date, regardless of when those assets were initially recognized. The Company will adopt FAS 142 in its fiscal year 2003. Adoption of FAS 142 effective November 3, 2002 is estimated to result in the elimination of approximately $29,000 of annual amortization. The Company is in the process of performing the initial impairment testing of goodwill and has not yet quantified whether an initial impairment charge will result upon adoption of FAS 142.

In August 2001, the FASB issued Statement No. 144 (FAS 144), *Accounting for the Impairment or Disposal of Long-Lived Assets*. FAS 144 supersedes FAS 121 and applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 (APB 30), Reporting Results of Operations Reporting the Effects of Disposal of a Segment of a Business. FAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. FAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and generally, its provisions are to be applied prospectively. The Company anticipates adopting FAS 144 in its fiscal year 2003, although it does not believe it will have a material impact on the Company's reported results of operations, financial position or cash flows.

In December 2002, the FASB issued Statement No. 148 (FAS 148), *Accounting for Stock-Based Compensation-Transition and Disclosure*. FAS 148 amends FAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. FAS 148 shall be effective for financial statements for fiscal years ending after December 15, 2002. The Company will adopt this Statement in its fiscal year 2003 and expects no significant impact from this adoption.

2. ACQUISITIONS

On August 11, 1998, the Company acquired six manufactured home retail sales centers located in the panhandle of Florida in an asset acquisition. This transaction was accounted for using the purchase method of accounting; accordingly, the purchased assets have been recorded at their estimated fair market value at the date of acquisition which resulted in approximately $487,000 of goodwill, which is being amortized on a straight-line basis over 15 years.

Since the acquisition, the Florida manufactured housing industry growth trend has been slower than originally expected. Consequently, of the six retail centers acquired, the Company closed one in fiscal 2000 and two in fiscal 1999. As a result, the Company recorded an impairment loss of approximately $89,000 in fiscal 2000.

The results of operations of the acquired businesses have been included in the consolidated financial statements from the date of acquisition.

3. RELATED PARTY TRANSACTIONS

RECEIVABLE FROM OFFICERS FOR LIFE INSURANCE PREMIUMS

The Company funds premiums for the President on two split-dollar life insurance policies with a face value of $1,000,000 and pays premiums for the Executive Vice President on a split-dollar life insurance policy with a face value of $1,200,000. These policies insure the President and the Executive Vice President and name their respective families as beneficiaries. The cumulative premiums advanced under these arrangements amounted to approximately $597,000 at November 2, 2002 and November 3, 2001. The advances are non-interest bearing. Net cash surrender value of approximately $1,062,000 and $997,000 at November 2, 2002 and November 3, 2001, respectively, was pledged to the Company as collateral for advances under this arrangement.

AFFILIATED ENTITIES

TLT, Inc.

The President, Chairman of the Board of Directors and 54% stockholder of the Company (the "President") owns 100% of the stock of TLT, Inc. TLT, Inc. is the general partner of three limited partnerships which are developing manufactured housing communities in Central and North Florida (the "TLT Communities"). The President owns between a 23% and a 100% direct and indirect interests in each of these limited partnerships. The TLT Communities have purchased manufactured homes exclusively from the Company since 1990.

The Company sells manufactured homes to unaffiliated customers under various terms which require payment between 7 and 140 days from the date of shipment. The Company charges the same sales price to both unaffiliated customers and related party customers. The Company's net sales to TLT, Inc. and TLT Communities were $44,325, $8,895 and $25,244 in fiscal 2002, 2001 and 2000, respectively.

Beginning in 1990 and continuing into 1993, the Company made advances to TLT, Inc. to fund working capital needs of the TLT Communities in return for exclusive sales rights at these communities. These advances are non-interest bearing and were fully reserved in fiscal 1991. TLT paid approximately $321,000, $200,000 and $766,000 to the Company to reduce these outstanding advances in fiscal 2002, 2001 and 2000, respectively. The amounts collected have been recorded as a gain on recovery of the fully reserved TLT, Inc. note receivable in the accompanying consolidated financial statements. The balance of the reserved advances at November 3, 2002 was approximately $232,000.

The Company provides certain accounting services for TLT, Inc. and the TLT Communities at no charge in return for exclusive sales rights at these communities.

Investment in Joint Venture – Majestic 21

During fiscal 1997, the Company contributed $250,000 for a 50% interest in a joint venture engaged in providing mortgage financing on manufactured homes. This investment is accounted for under the equity method of accounting.

The following is summarized financial information of the Company's joint venture:

	2002	2001	2000
Total Assets	$ 1,916,112	$ 5,692,176	$ 1,132,878
Total Liabilities	$ -	$ 4,211,826	$ 7,695
Total Equity	$ 1,916,112	$ 1,480,350	$ 1,126,283
Net Income	$ 582,162	$ 571,068	$ 653,415

Distributions received from the joint venture amounted to $73,000, $108,000 and $187,000 in 2002, 2001 and 2000, respectively.

4. INVENTORIES

Inventories at November 2, 2002 and November 3, 2001 are summarized as follows:

	2002	2001
Raw materials	$ 555,231	$ 483,945
Work-in-process	113,375	115,240
Finished homes	5,525,607	6,586,909
Pre-owned manufactured homes	320,564	242,485
Model home furniture	74,299	178,332
	$ 6,589,076	$ 7,606,911

The finished homes, pre-owned manufactured homes and model home furniture are maintained at the Prestige retail sales centers.

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, along with their estimated useful lives and related accumulated depreciation, as of November 2, 2002 and November 3, 2001 are summarized as follows:

	Range of Lives in Years	2002	2001
Land	-	$ 1,235,247	$ 1,235,247
Land and leasehold improvements	10-20	503,867	464,825
Buildings and improvements	15-40	2,031,038	1,726,633
Machinery and equipment	3-10	730,335	691,788
Furniture and fixtures	3-10	541,159	491,470
		5,041,646	4,609,963
Less accumulated depreciation		(2,093,550)	(1,984,366)
		$ 2,948,096	$ 2,625,597

Depreciation expense totaled approximately $207,000, $174,000 and $185,000 for fiscal years 2002, 2001 and 2000 respectively.

6. OTHER ASSETS

Other assets at November 2, 2002 and November 3, 2001 are comprised of the following:

	2002	2001
Cash surrender value of life insurance	$ 1,487,693	$ 1,398,164
Receivable from officers for life insurance premiums (Note 3)	597,024	597,024
Goodwill, net (Note 2)	298,708	327,946
	$ 2,383,425	$ 2,323,134

Amortization of goodwill totaled approximately $29,000, $25,000 and $32,000 for fiscal years 2002, 2001 and 2000, respectively.

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities at November 2, 2002 and November 3, 2001 are comprised of the following:

	2002	2001
Customer deposits	$ 1,117,265	$ 1,603,316
Accrued sales taxes	119,674	16,540
Accrued warranty expense	165,000	165,000
Other accrued expenses	433,026	381,850
	$ 1,834,965	$ 2,166,706

8. INCOME TAXES

The provision for income taxes for the years ended November 2, 2002, November 3, 2001 and November 4, 2000 consists of the following:

	2002	2001	2000
Current tax expense:			
Federal	$ 1,414,000	$ 1,103,800	$ 1,111,000
State	150,200	137,700	130,600
	1,564,200	1,241,500	1,241,600
Deferred tax expense	110,800	116,500	13,400
Provision for income taxes	$ 1,675,000	$ 1,358,000	$ 1,255,000

The following table shows the reconciliation between the statutory federal income tax rate and the actual provision for income taxes for the years ended November 2, 2002, November 3, 2001 and November 4, 2000.

	2002	2001	2000
Provision - federal statutory tax rate	$ 1,620,000	$ 1,330,500	$ 1,198,000
Increase (decrease) resulting from:			
State taxes, net of federal tax benefit	173,000	142,100	127,100
Permanent differences:			
Tax exempt interest	(60,500)	(92,400)	(74,000)
Other	(57,500)	(22,200)	3,900
Provision for income taxes	$ 1,675,000	$ 1,358,000	$ 1,255,000

The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts and the related deferred tax assets and deferred tax liabilities are as follows:

	2002	2001
Gross deferred tax assets:		
Allowance for doubtful accounts	$ 87,300	$ 208,000
Inventories	79,400	62,000
Other assets	447,000	450,000
Accrued expenses	62,100	62,100
Total deferred tax assets	675,800	782,100
Gross deferred tax liabilities:		
Depreciation	(44,400)	(39,900)
Net deferred tax asset	$ 631,400	$ 742,200

The Company believes that it is more likely than not that the net deferred tax assets of $631,400 at November 2, 2002 will be realized on future tax returns, primarily from the generation of future taxable income.

9. FINANCING AGREEMENTS

REVOLVING CREDIT AGREEMENT

The Company maintains a revolving credit agreement (the "Agreement") with a bank which provides for borrowings of up to $4,000,000. The Agreement provides for interest at the bank prime rate less 0.5% (4.75% at November 2, 2002) on the outstanding balance. The line of credit is uncollateralized, due on demand and includes certain restrictive covenants relating to tangible net worth and acquiring new debt. There are no commitment fees or compensating balance arrangements associated with the Agreement. At November 2, 2002 and November 3, 2001, there were no borrowings outstanding under the credit facility.

10. STOCKHOLDERS' EQUITY

Authorized preferred stock may be issued in series with rights and preferences designated by the Board of Directors at the time it authorizes the issuance of such stock. The Company has never issued any preferred stock.

Treasury stock is recorded at cost and is presented as a reduction of stockholders' equity in the accompanying consolidated financial statements. The Company repurchased 127,225, 277,500 and 309,900 shares of its common stock during fiscal years 2002, 2001 and 2000, respectively. These shares were acquired for general corporate purposes.

11. STOCK OPTION PLAN

During fiscal 1996, the Company's Board of Directors adopted a stock incentive plan (the "Plan"), which authorizes the issuance of options to purchase common stock. The Plan provides for the issuance of options to purchase up to 495,000 shares of common stock to employees and directors. Options granted are exercisable after one or more years and expire no later than six to ten years from the date of grant or upon termination of employment, retirement or death. Options available for future grant were 279,840 and 264,810 at November 2, 2002 and November 3, 2001. Options were held by 22 persons at November 2, 2002.

Information with respect to options granted at November 2, 2002 is as follows:

	Number of Shares	Stock Option Price Range	Weighted Average Exercise Price
Outstanding at November 6, 1999	219,340	$ 7.73 - 12.81	$ 8.26
Granted	-	-	-
Exercised	-	-	-
Canceled	-	-	-
Outstanding at November 4, 2000	219,340	7.73 - 12.81	8.26
Granted	12,350	5.50 - 6.00	5.86
Exercised	-	-	-
Canceled	(1,500)	6.00	6.00
Outstanding at November 3, 2001	230,190	5.50 - 12.81	8.12
Granted	8,950	8.30	8.30
Exercised	-	-	-
Canceled	(23,980)	7.73 - 12.81	8.62
Outstanding at November 2, 2002	215,160	$ 5.50 - 12.81	$ 8.10

The following table summarizes information about the Plan's stock options at November 2, 2002:

	Options Outstanding			Options Exercisable	
Exercise prices	Shares Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares Outstanding	Weighted Average Exercise Price
$ 5.50 - 6.00	10,850	4	$ 5.84	1,085	$ 5.84
$ 7.73	21,450	1	7.73	21,450	7.73
$ 8.03	165,000	4	8.03	165,000	8.03
$ 8.30	8,950	5	8.30	-	8.30
$ 12.81	8,910	2	12.81	4,010	12.81
	215,160	4	$ 8.10	$ 191,545	$ 8.08

The Company has adopted the disclosure-only provisions of FAS 123. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's Plan been determined based on the fair value at the grant dates, as prescribed by FAS 123, the Company's net income and earnings per share would have been as follows:

	2002	2001	2000
Net income:			
As reported	$ 3,134,902	$ 2,477,913	$ 2,268,103
Pro forma	$ 3,107,370	$ 2,428,760	$ 2,224,205
Earnings per share:			
As reported	$ .76	$ .59	$ .49
Pro forma	$ .76	$ .58	$ .48

The fair value of each option is estimated on the date of grant using the minimum value method with the following assumptions used for grants during the applicable periods: dividend yield of 0% for all periods; risk-free interest rates ranging from 4.56% - 6.60% for all periods; a weighted average expected option term of 2-4 years for all periods; and a volatility factor of approximately 45% for all periods.

12. EMPLOYEE BENEFIT PLAN

The Company has a defined contribution retirement plan (the "Plan") qualifying under Section 401(k) of the Internal Revenue Code. The Plan covers employees who have met certain service requirements. The Company makes a matching contribution of 10% of an employee's contribution up to a maximum of 6% of an employee's compensation. The Company's contribution charged to operations was approximately $6,000, $18,000 and $15,000 in fiscal years 2002, 2001 and 2000, respectively.

13. COMMITMENTS AND CONTINGENT LIABILITIES

OPERATING LEASES

The Company leases the property for the Prestige retail sales centers from various unrelated entities under operating lease agreements expiring through November 2002. The Company also leases certain equipment under operating leases. These leases have varying renewal options. Total rent expense amounted to approximately $380,000, $582,000 and $663,000 in fiscal years 2002, 2001 and 2000, respectively.

Future minimum payments by year and in the aggregate, under the aforementioned leases and other noncancelable operating leases with initial or remaining terms in excess of one year, as of November 2, 2002 are as follows:

Fiscal Year Ending	2002
2003	$ 51,000
2004	30,000
2005	24,000
2006	14,000

REPURCHASE AGREEMENTS

The Company is contingently liable under terms of repurchase agreements covering dealer floor plan financing arrangements. These arrangements, which are customary in the industry, provide for the repurchase of homes sold to dealers in the event of default on payments by the dealer to the dealer's financing source. The contingent liability under these agreements amounted to approximately $1,497,000 and $879,000 at November 2, 2002 and November 3, 2001, respectively. The risk of loss is spread over numerous dealers and financing institutions and is further reduced by the resale value of any homes which may be repurchased. There were no homes repurchased in fiscal years 2002 or 2001.

OTHER CONTINGENT LIABILITIES

Certain claims and suits arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

14. QUARTERLY FINANCIAL SUMMARY (UNAUDITED)

Following is a summary of the unaudited interim results of operations for each quarter in the years ended November 2, 2002 and November 3, 2001.

	First	Second	Third	Fourth
Year ended November 2, 2002				
Net sales	$8,288,448	$8,945,759	$ 8,335,919	$12,346,337
Cost of goods sold	6,180,373	6,588,885	6,092,161	9,253,415
Net income	592,934	770,834	728,815	1,042,328
Earnings per share				
Basic	.14	.19	.18	.26
Diluted	.14	.19	.18	.26
Year ended November 3, 2001				
Net sales	$5,305,224	$7,359,186	$8,737,364	$8,885,889
Cost of goods sold	3,827,012	5,254,121	6,406,189	6,364,638
Net income	207,390	617,244	651,396	1,001,883
Earnings per share				
Basic	.05	.15	.16	.24
Diluted	.05	.15	.16	.23

The sum of quarterly earnings per share amounts does not necessarily equal earnings per share for the year.

The Company historically records the increase in cash surrender value related to its life insurance policies on the Company's president and executive vice-president during the fourth quarter. Accordingly, the Company recorded credits of approximately $90,000, $92,000 and $100,000 in fiscal years 2002, 2001 and 2000, respectively, to insurance expense in the fourth quarter of the respective years.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
101 East Kennedy Boulevard
Suite 1500
Tampa FL 33602-5147
Telephone (813) 229 0221
Facsimile (813) 229 3646

Report of Independent Certified Public Accountants

To the Board of Directors and
Stockholders of Nobility Homes, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Nobility Homes, Inc. and its subsidiaries (the "Company") at November 2, 2002 and November 3, 2001, and the results of their operations and their cash flows for each of the three years in the period ended November 2, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 13, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

GENERAL

Nobility's primary focus is homebuyers who generally purchase their manufactured homes from retail sales centers to locate on property they own. Nobility has aggressively pursued this market through its Prestige retail sales centers. While Nobility actively seeks to make wholesale sales to independent retail dealers, its presence as a competitor limits potential sales to dealers located in the same geographic areas serviced by its Prestige sales centers.

Nobility has also aggressively targeted the retirement community market, which is made up of retirees moving to Florida and typically purchasing homes to be located on sites leased from park communities offering a variety of amenities.

Nobility sold 832 homes in fiscal 2002, of which 326 homes, representing sales of \$7,808,696, were sold to independent dealers. In fiscal 2001, of the 729 homes sold by Nobility, 229 homes were sold to independent dealers, representing sales of \$4,480,973. In fiscal 2000, of the 625 homes sold by Nobility, 124 homes were sold to independent dealers, representing sales of \$2,508,440. The balance of Nobility's sales in fiscal 2002, 2001 and 2000, representing 71.7%, 83.0% and 89.5% of net sales, respectively, were made on a retail basis through Prestige's retail centers.

Nobility has a product line of approximately 100 active models. Although market demand can fluctuate on a fairly short-term basis, the manufacturing process is such that Nobility can alter its product mix relatively quickly in response to changes in the market. During fiscal 2002, 2001 and 2000, Nobility's product mix was affected by the number of "Special Edition" homes marketed by Prestige and by larger, more expensive multi-wide homes resulting from the availability of varied types of financing at competitive rates. Most family buyers today purchase three-, four- or five-bedroom manufactured homes, compared with the two-bedroom home that typically appeals to the buyers who reside in manufactured housing communities.

Nobility's Majestic 21 joint venture with 21st Century Mortgage Corporation provides mortgage financing to retail customers who purchase Nobility's manufactured homes at Prestige retail sales centers. This joint venture, which originates and services loans, has given Prestige more control over the financing aspect of the retail home sales process and allowed it to offer better service to its retail customers. Management believes that the joint venture gives Prestige an additional potential for profit by providing finance products to retail customers. In addition, management believes that Prestige has more input in the design of unique finance programs for prospective homebuyers, and that the joint venture has resulted in more profitable sales at its Prestige retail sales centers. In an effort to make manufactured homes more competitive with site-built housing, financing packages are available to provide (1) 30-year financing, (2) an interest rate reduction program, (3) combination land/manufactured home loans, and (4) a 5% down payment program for qualified buyers. Prestige currently maintains eight outside financing sources that provide financing to retail homebuyers for its manufactured homes.

Through its wholly-owned subsidiary, Mountain Financial, Inc., an independent insurance agency and mortgage broker, Prestige offers credit life and homeowners insurance, service warranty products and brokering of mortgage loans to the retail customers.

The years ended November 2, 2002, November 3, 2001 and November 4, 2000 consisted of a fifty-two (52) week period.

RESULTS OF OPERATIONS

For the fiscal years ended November 2, 2002, November 3, 2001 and November 4, 2000 results of operations are as follows. Total net sales in fiscal 2002 were \$37,916,463 compared to \$30,287,663 in fiscal 2001 and \$29,565,434 in fiscal 2000. Net sales increased 25.2% in fiscal 2002 and 2.4% in fiscal 2001 and declined 26.7% in fiscal 2000 as compared to the prior year net sales. The Company adopted the Securities and Exchange Commission's Staff Accounting Bulletin No. 101 (SAB 101) on revenue recognition as of November 5, 2000. The increased sales in fiscal 2002 and 2001 were primarily due to a 78.3% and 75.0% increase, respectively, in sales to outside park dealers as a result of aggressively pursuing that market. Prestige same store revenues increased 9.0% in fiscal year 2002 compared to a decline of 5.4% in fiscal year 2001. Net sales continued to be impacted by a very competitive market caused by the industry's excess retail inventory. The excess inventory had developed from industry growth of new retail locations that has outpaced consumer demand plus an increase in the number of repossessions returning to the marketplace. Tighter credit standards and management's decision not to discount homes to maintain sales volume also adversely impacted sales in the last three fiscal years.

In spite of increased economic uncertainties, including the possible war with Iraq and continuing unemployment, management expects the demand for our homes to continue, bolstered by continuing low interest rates and by reductions in the industry's excess home inventory and repossessions at retail sales centers.

Combined industry-wide shipments of multi-section and single section homes for the first ten months of calendar 2002 declined approximately 10.2% from the like period last year and declined 26.3% in calendar 2001 and 26.0% in calendar 2000. Florida combined industry shipments of multi-section home and single-section homes in the first ten months of calendar 2002 declined approximately 2.3% from the like period last year and declined 6.2% in calendar 2001 and 29.9% in calendar 2000. Approximately 97% of Nobility's home sales are multi-section homes.

Gross profit reflects gross profit earned on all sales at retail as well as the manufacturing gross profit sales of units manufactured by the Company. Gross profit as a percentage of net sales was 25.9% in fiscal 2002 compared to 27.9% in fiscal 2001 and 25.7% in fiscal 2000. The decline in gross profit for fiscal 2002 was primarily due to the higher overhead costs at the manufacturing plants. The increase in gross profit for fiscal 2001 was primarily as a result of lower material costs in manufacturing and improved operations at retail. The $2,957,802 decline in gross profit, from 26.1% to 25.7% of net sales, for fiscal 2000 was primarily due to the lower sales volume and a decline in Nobility's outside dealer sales.

Selling, general and administrative expenses as a percent of net sales were 15.5% in fiscal 2002 compared to 18.0% in fiscal 2001 and 19.0% in fiscal 2000. The decrease in selling, general and administrative expenses, as a percent of net sales, in fiscal year 2002 resulted from the increase in sales which had a significant impact on selling, general and administrative expenses as a percentage because most of these expenses are fixed, except for compensation expenses. The decrease in selling, general and administrative expenses, as a percent of net sales, in fiscal 2001 was primarily due to reduced general and administrative cost at the manufacturing plants. The increase in selling, general and administrative expenses, as a percent of net sales, in fiscal year 2000 was due to the fixed overhead cost associated with the lower sales volume.

Prestige recorded an impairment adjustment to goodwill in the amount of $89,000 in fiscal 2000 in connection with closing of an under performing retail sales center.

The Company earned from interest on cash equivalents $196,026 for fiscal 2002, $365,029 for fiscal 2001 and $355,845 for fiscal 2000. The decrease in interest income was a result of lower interest rates in fiscal 2002. Nobility received payments from TLT, Inc. of $320,764 in fiscal 2002, $200,000 in fiscal 2001 and $766,100 in fiscal 2000. The remaining advances to TLT, Inc. of approximately $232,000 are non-interest bearing and have been fully reserved since 1991.

Majestic 21 is a financing joint venture accounted for under the equity method of accounting. The Company earned from Majestic 21 $291,081 in fiscal 2002, $285,534 in fiscal 2001 and $380,208 in fiscal 2000. Income reported for Majestic 21 results from the Company's 50% share of the equity in the earnings of this joint venture. Income for the joint venture fluctuates due to loan origination volume, foreclosure/repossession frequency and the severity of loss on the re-sale of the foreclosed units. The Company believes that its historical loss experience has been favorably affected by its ability to resell foreclosed/repossessed units through its network of retail sales centers.

As a result of the factors discussed above, earnings for fiscal 2002 were $3,134,902 or $.76 per diluted share compared to $2,477,913 or $.58 per diluted share for fiscal 2001 and $2,268,103 or $.49 per diluted share for fiscal 2000.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $12,481,711 at November 2, 2002 compared to $11,005,012 at November 3, 2001. Working capital was $17,404,615 at November 2, 2002, compared to $15,939,196 at November 3, 2001. Nobility owns the entire inventory for the Prestige retail sales centers and does not incur any third party floor plan financing expenses. Inventories decreased to $6,589,076 at November 2, 2002, from $7,606,911 at November 3, 2001.

Nobility repurchased in the open market 127,255 shares of its common stock for $1,079,712 during fiscal 2002 and 277,500 shares of its common stock for $1,779,182 in fiscal 2001.

Nobility maintains a revolving credit agreement with a major bank providing for borrowings up to $2,500,000 with an option to increase the line to $4,000,000. At November 2, 2002 and November 3, 2001, there were no amounts outstanding under this agreement.

Consistent with normal practice, Nobility's operations are not expected to require significant capital expenditures during fiscal 2003. Working capital requirements for the home inventory for existing and any new retail sales centers will be met with internal sources.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company applies judgment and estimates, which may have a material effect in the eventual outcome of assets, liabilities, revenues and expenses, for accounts receivable, inventory and goodwill. The following explains the basis and the procedure for each asset account where judgment and estimates are applied.

Revenue Recognition

The Company recognizes revenue for the majority of retail sales upon the occurrence of the following:

- its receipt of a down payment,
- completion of the home,
- title having passed to the retail home buyer,
- funds having been deposited into the Company's account,
- the home having been delivered and set up at the retail home buyer's site, and
- completion of any other significant obligations.

The Company recognizes sales to independent dealers upon receiving wholesale floor plan financing or establishing retail credit approval for terms, shipping of the home, and transferring title and risk of loss to the independent dealer.

Goodwill

Between 1995 and 1998 the Company acquired retail sales centers using the purchase method of accounting. As a result, goodwill is reflected on the consolidated balance sheets. A valuation based on the cash flow method was performed and it was determined that the value of the goodwill and the net assets in the accounts exceeded the estimated cash flow valuation. There is no assurance that the value of the acquired sales centers will not decrease in the future due to changing business conditions.

Vendor Rebates

The Company receives volume rebates from its vendors based upon reaching a certain level of purchased materials during a specified period of time. Volume rebates are estimated based upon annual purchases, and are adjusted quarterly if the accrued volume rebate is applicable.

Dealer Volume Rebate

The Company pays a volume rebate to independent dealers based upon the dollar volume of homes purchased and paid for by the dealer in excess of a certain specific dollar amount during a specific time period. Dealer volume rebates are accrued when sales are recognized.

FORWARD LOOKING STATEMENTS

Certain statements in this report are forward-looking statements within the meaning of the federal securities laws. Although Nobility believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, there are risks and uncertainties that may cause actual results to differ materially from expectations. These risks and uncertainties include, but are not limited to, competitive pricing pressures at both the wholesale and retail levels, continued excess retail inventory, increase in repossessions, changes in market demand, changes in interest rates, availability of financing for retail and wholesale purchasers, realization of defered tax assets, consumer confidence, adverse weather conditions that reduce sales at retail centers, the risk of manufacturing plant shutdowns due to storms or other factors, and the impact of marketing and cost-management programs.

COMMON STOCK INFORMATION

Nobility Homes, Inc. is listed on the Nasdaq National Market under the symbol NOBH. The following table shows the high and low sales prices of the Common Stock for each fiscal quarter of 2002 and 2001.

The payment of cash dividends is within the discretion of the Nobility's Board of Directors and will depend, among other factors, on Nobility's earnings, capital requirements and operating and financial condition. During fiscal 2002, 2001 and 2000, no cash dividends were paid.

At January 29, 2003, the approximate number of record holders of Common Stock was 228 (not including individual participants in security position listings).

	Fiscal Year Ended			
	November 2, 2002		November 3, 2001	
Quarter	High	Low	High	Low
1st	$9.80	$7.05	$7.06	$5.50
2nd	9.90	8.51	7.00	5.69
3rd	9.50	7.81	10.24	6.45
4th	10.20	7.65	9.38	7.89

SHAREHOLDER RETURN PERFORMANCE

The following graph compares the Company's cumulative total shareholder return on its common stock from November 1, 1997 to November 2, 2002 with the cumulative total return of a peer group selected by the Company and the Nasdaq Market Index.

COMPARE 5-YEAR CUMULATIVE TOTAL RETURN AMONG NOBILITY HOMES, INC., NASDAQ MARKET INDEX AND PEER GROUP INDEX


DOLLARS
250
200
150
100
50
0
1997
1998
1999
2000
2001
2002
NOBILITY HOMES, INC.
PEER GROUP INDEX
NASDAQ MAKET INDEX

ASSUMES $100 INVESTED ON NOVEMBER 1, 1997
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING NOVEMBER 2, 2002

QUARTERLY RESULTS UNAUDITED

(in thousands except per share data)

FISCAL YEAR 2002	First Feb. 2	Second May 4	Third Aug. 3	Fourth Nov. 2
Net sales	$8,288	$8,946	$8,336	$12,346
Gross profit	2,108	2,357	2,244	3,093
Net income	593	771	729	1,042
Earnings per share				
Basic	.14	.19	.18	.26
Diluted	.14	.19	.18	.26

FISCAL YEAR 2001	First Feb. 3	Second May 5	Third Aug. 4	Fourth Nov. 3
Net sales	$5,305	$ 7,359	$8,737	$8,886
Gross profit	1,478	2,105	2,331	2,521
Net income	207	617	651	1,002
Earnings per share				
Basic	.05	.15	.16	.24
Diluted	.05	.15	.16	.23

FISCAL YEAR 2000	First Feb. 5	Second May 6	Third Aug. 5	Fourth Nov. 4
Net sales	$6,155	$6,989	$7,639	$8,782
Gross profit	1,484	1,869	1,912	2,322
Net income	399	512	605	752
Earnings per share				
Basic	.08	.11	.13	.17
Diluted	.08	.11	.13	.17

Due to rounding, the sum of quarterly earnings per share amounts does not necessarily equal earnings per share for the year.

DIRECTORS

Terry E. Trexler (63)	Chairman of the Board and President of the Company for more than five years; Mr. Trexler is also President of TLT, Inc.
Thomas W. Trexler (39)	Executive Vice President and Chief Financial Officer of Nobility since December 1994; President of Prestige Home Centers, Inc. since June 1995; Director of Prestige since 1993 and Vice President from 1991 to June 1995; President of Mountain Financial, Inc. since August 1992; Vice President of TLT, Inc. since September 1991.
Richard C. Barberie (64)	Vice President of Purchasing of Nobility from December 1994 until his retirement in June 1995; Executive Vice President of Nobility for more than five years prior to December 1994.
Robert P. Holliday (64)	President of Chariot Eagle, Inc. (which is engaged in the manufactured home business) since 1984 and President of Chariot Eagle-West, Inc. since 1995.
Robert P. Saltsman (50)	Attorney and CPA in private practice since 1983; prior to 1983 Mr. Saltsman was employed as a CPA by Arthur Andersen & Co. in Orlando, Florida.

OFFICERS

Terry E. Trexler	President
Thomas W. Trexler	Executive Vice President and Chief Financial Officer
Jean Etheredge	Secretary
Lynn J. Cramer, Jr.	Treasurer
Edward C. Sims	Vice President Engineering

GENERAL SHAREHOLDERS' INFORMATION

Transfer Agent and Registrar	Registrar and Transfer Company, Cranford, New Jersey
Independent Certified Public Accountants	PricewaterhouseCoopers LLP, Tampa, Florida
Special Counsel	Foley & Lardner, Jacksonville, Florida
General Counsel	Weiner & Argo, Ocala, Florida
Corporate Offices	3741 S.W. 7th Street, Ocala, Florida 34474
Annual Meeting	PLEASE TAKE NOTICE that the Annual Meeting of the Shareholders of NOBILITY HOMES, INC. (the "Company") will be held on Friday, the 28th day of February, 2003, at 10:00 A.M. eastern standard time, at the Ocala Hilton, 3600 S.W. 36th Avenue (I-75 and SR200), Ocala, Florida. All shareholders are cordially invited to attend the meeting.
SEC Report Information	A copy of the Company's current Annual Report filed with the Securities and Exchange Commission (SEC) on Form 10-K may be obtained from the Company free of charge by writing to the Treasurer, Nobility Homes, Inc., P.O. Box 1659, Ocala, Florida 34478. The Financial Statements presented in this Annual Report provide certain supplemental information as required by the SEC.


NOW OPEN
Home Centers,

Typical Prestige Sales Center



Living and Dining Room of Special Editon Home



Natural Cedar Log Exterior Home


Pace
Ft. Walton
Tallahassee
Panama City
Lake City
Yulee
Jacksonville
Chiefland
St. Augustine
Ocala
Belleview
Inverness
Tavares
NOBILITY PLANTS
Hudson
Auburndale
PRESTIGE SALES CENTERS
Tampa

NOBILITY HOMES, INC

Ocala, Florida

www.NobilityHomes.com